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

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SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                             ----------------------
                       UNITED STATES                             OMB APPROVAL
                                                             ----------------------
             SECURITIES AND EXCHANGE COMMISSION              OMB Number:
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                   WASHINGTON, D.C. 20549                    Expires:
                                                             ----------------------
                                                             Estimated average
                                                             burden hours per
                                                             response . . . . . 11
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                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
          -----------------------------------------------------------
                                (Name of Company)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
          -----------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
          -----------------------------------------------------------
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2006
          -----------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------            --------------------------
CUSIP NO.      69357C107                             PAGE 2 OF 10 PAGES
-----------------------------------------            --------------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Thales Holdings LTD
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[ ]
                                                                (b)[X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            440,142 shares (including 335,142 shares issuable upon
   EACH               conversion of notes and payable as shares of interest
 REPORTING            under the notes) (see Item 5)
PERSON WITH      --------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        0.6% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------             --------------------------
CUSIP NO.      69357C107                             PAGE 3 OF 10 PAGES
----------------------------------------             --------------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Thales Fund Management, LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[ ]
                                                                (b)[x]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            440,142 shares (including 335,142 shares issuable upon
   EACH               conversion of notes and payable as shares of interest
 REPORTING            under the notes) (see Item 5)
PERSON WITH      --------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        0.6% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------

      This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 5, 2006 by Thales Holdings LTD a company incorporated in Bermuda and Thales Fund Management, LLC, a Delaware limited liability company (collectively, the "Reporting Persons"). This Amendment relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5(e) is hereby amended and restated in its entirety as follows:

      As of March 17, 2006, the Noteholders' Committee ceased to function. As a consequence, the group for purposes of Rule 13d-5(b) that may have been deemed to have been created thereby ceased to exist. Accordingly, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on March 17, 2006. This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is hereby amended and restated in its entirety as follows:

     As of March 17, 2006, the Noteholders' Committee ceased to function. As a consequence, the group for purposes of Rule 13d-5(b) that may have been deemed to have been created thereby ceased to exist.

     The Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated March 27, 2006.

2. Press release, dated March 20, 2006.

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2006

THALES HOLDINGS LTD
By:  THALES FUND MANAGEMENT, LLC
     its Investment Advisor



By: /s/ Roger Insley
    ------------------------------
    Name:  Roger Insley
    Title: Chief Financial Officer


THALES FUND MANAGEMENT, LLC



By: /s/ Roger Insley
    -------------------------------
   Name:  Roger Insley
   Title: Chief Financial Officer

                                  EXHIBIT INDEX

1. Joint Filing Agreement, dated March 27, 2006.

2. Press release, dated March 20, 2006.

                                    EXHIBIT 1
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 27, 2006

THALES HOLDINGS LTD
By:  THALES FUND MANAGEMENT, LLC
     its Investment Advisor



By:  /s/ Roger Insley
     ------------------------------
     Name:  Roger Insley
     Title: Chief Financial Officer


THALES FUND MANAGEMENT, LLC



By:  /s/ Roger Insley
     ------------------------------
     Name:  Roger Insley
     Title: Chief Financial Officer